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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                               Franklin Covey Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)


               Series A Convertible Preferred Stock, No Par Value
                     Common Stock, Par Value $0.05 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    353469109
                   ------------------------------------------
                                 (CUSIP Number)


                            William T. Cavanaugh, Jr.
                       Knowledge Capital Investment Group
                                2200 Ross Avenue
                                 Suite 4200 West
                            Dallas, Texas 75201-6799
                                 (214) 220-4900
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  June 15, 2001
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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-------------------                                            -----------------
CUSIP NO. 353469109                   13D                      Page 2 of 5 Pages
-------------------                                            -----------------


-----------  -------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Knowledge Capital Investment Group
-----------  -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /

-----------  -------------------------------------------------------------------
     3       SEC USE ONLY

-----------  -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
-----------  -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                        / /

-----------  -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
-----------  -------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                6,784,059**
                      --------  ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
 BENEFICIALLY                   None
 OWNED BY             --------  ------------------------------------------------
 EACH REPORTING          9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                6,784,059**
                      --------  ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                None
-----------  -------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,784,059**
-----------  -------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES / /*

-----------  -------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26.4%**
-----------  -------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             PN
-----------  -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Represents 5,769,057 shares of Common Stock issuable upon conversion of Series A Preferred Stock and 1,015,002 shares of Common Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock reported in the Company's Form 10-Q for the quarter ended May 26, 2001 after giving effect to the conversion of the number of outstanding shares of Series A Preferred Stock reported on such date).

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         This Amendment No. 4 amends the Statement on Schedule 13D filed on June
14, 1999, as amended by Amendment Nos. 1, 2 and 3 (the "Schedule 13D"), by Knowledge Capital Investment Group (the "Reporting Person").

ITEM 2.  IDENTITY AND BACKGROUND.

         The last paragraph of Item 2 is hereby amended to read in its entirety as follows:

         Donald J. McNamara is a principal of Hampstead, and Brian A. Krisak, who was a principal of Hampstead until September 30, 2001, are members of the Board of Directors of the Company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended to add the following at the end thereof:

         The Reporting Person has purchased 165,202 shares of Common Stock on 6 separate dates. The source of funds for the Reporting Person's purchase of the 165,202 shares was the Reporting Person's working capital, which was derived from capital contributions from its partners. In addition, on June 15, 2001 and September 15, 2001, the Company issued an additional 19,218.75 and 19,699.22 shares of Series A Preferred, respectively, to the Reporting Person, which are convertible into 137,277 and 140,709 shares of Common Stock, respectively, as a payment in-kind dividend on the Series A Preferred owned by the Reporting Person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended to read in its entirety as follows:

         (a) This Statement relates to 6,784,059 shares of Common Stock, representing 26.4% of the issued and outstanding shares of Common Stock, 5,769,057 of which the Reporting Person has the right to acquire at any time upon conversion of 807,668.03 shares of Series A Preferred.

         Item 5(b) is hereby amended to read in its entirety as follows:

         (b) The Reporting Person has the sole power to vote and dispose of the 1,015,002 shares of Common Stock, as well as the 807,668.03 shares of Series A Preferred and the Common Stock into which it is convertible.

         Item 5(c) is hereby amended to read in its entirety as follows:

         (c) The Reporting Person has engaged in the following transactions on the New York Stock Exchange since the date of the last amendment to this
Schedule 13D:


                               Page 3 of 5 Pages
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         TRADE DATE        NUMBER OF SHARES PURCHASED        PRICE
         ----------        --------------------------        -----

           12/6/99                   50,000                  $7.24
           12/7/99                   43,000                   7.26
           12/8/99                    5,602                   7.08
           12/9/99                   16,900                   6.98
          12/10/99                    1,100                   7.00
          12/13/99                   48,600                   7.00

         In addition, on June 15, 2001 and September 15, 2001, the Company issued an additional 19,218.75 and 19,699.22 shares of Series A Preferred, respectively, which are convertible into 137,277 and 140,709 shares of Common Stock, respectively, to the Reporting Person as a payment-in-kind dividend on the Series A Preferred owned by the Reporting Person.














                               Page 4 of 5 Pages
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                                  SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: November 15, 2001      KNOWLEDGE CAPITAL INVESTMENT GROUP


                             By: Inspiration Investments Partners III, L.P.,
                                   Its Manager


                                   By: Inspiration Investments GenPar III, L.P.,
                                         Its General Partner


                                         By: Hampstead Associates, Inc.,
                                               Its Managing General Partner


                             By:  /s/ William T. Cavanaugh, Jr.
                                  ---------------------------------------
                                  William T. Cavanaugh, Jr.
                                  Vice President








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